UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BOWL AMERICA INCORPORATED

(Name of Issuer)

Class A Common Stock,
par value $0.10 per share

(Title of Class of Securities)

102565108

(CUSIP Number)

Bowlero Corp. 222 W 44th Street New York, NY 10036 Attention: Brett I. Parker 212.777.2622 with a copy to:	Atairos Management L.P. 620 Fifth Avenue New York, NY 10020 Attention: David L. Caplan 646.690.5220 with a copy to:

DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, NY 10020-1104 Attention: James D. Meade 212.335.4881	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Attention: Harold Birnbaum 212.450.4678

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 102565108	Page 2 of 23

1.		NAMES OF REPORTING PERSONS BOWLERO CORP.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON CO
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of Bowl America Incorporated (the “Company”), the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 3 of 23

1.		NAMES OF REPORTING PERSONS KINGPIN INTERMEDIATE HOLDINGS LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON OO
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 4 of 23

1.		NAMES OF REPORTING PERSONS KINGPIN INTERMEDIATE LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON OO
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 5 of 23

1.		NAMES OF REPORTING PERSONS AMF BOWLING WORLDWIDE INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON CO
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 6 of 23

1.		NAMES OF REPORTING PERSONS AMF BOWLING CENTERS HOLDINGS INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON CO
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 7 of 23

1.		NAMES OF REPORTING PERSONS AMF BOWLING CENTERS, INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON CO
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 8 of 23

1.		NAMES OF REPORTING PERSONS POTOMAC MERGER SUB, INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION MARYLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON CO
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 9 of 23

1.		NAMES OF REPORTING PERSONS COBALT RECREATION LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON OO
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 10 of 23

1.		NAMES OF REPORTING PERSONS THOMAS SHANNON
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON IN
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 11 of 23

1.		NAMES OF REPORTING PERSONS A-B PARENT LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON OO
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 12 of 23

1.		NAMES OF REPORTING PERSONS ATAIROS GROUP, INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON CO
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 13 of 23

1.		NAMES OF REPORTING PERSONS ATAIROS PARTNERS, L.P.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON PN
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 14 of 23

1.		NAMES OF REPORTING PERSONS ATAIROS PARTNERS GP, INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON CO
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 15 of 23

1.		NAMES OF REPORTING PERSONS MICHAEL J. ANGELAKIS
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,769,497(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,497(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6%(2)
14.		TYPE OF REPORTING PERSON IN
(1)

The total number of shares includes 1,394,830 shares of Class B Common Stock, par value $0.10 per share, of the Company, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis.

(2)

This percentage is calculated based upon the shares of common stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11,2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 16 of 23

Item. 1.	Security and Issuer

This statement on schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.10 per share (the “Class A Common Stock”) of Bowl America Incorporated, a Maryland corporation (the “Issuer” or the “Company”), and the Class B common stock, par value $0.10 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), of the Issuer. The Issuer’s principal executive offices are located at 6446 Edsall Road, Alexandria, Virginia 22312.  The Issuer’s shares of Class A Common Stock are listed on the NYSE American under the ticker symbol “BWL-A”.

Item 2	Identity and Background

(a)–(c)   This Schedule 13D is being filed by the following reporting persons (collectively, the “Reporting Persons” and each a “Reporting Person”):

●	Bowlero Corp., a Delaware corporation (“Bowlero” or “Parent”);
●	Kingpin Intermediate Holdings LLC, a Delaware limited liability company (“KIH”),
●	Kingpin Intermediate LLC, a Delaware limited liability company (“KI”)
●	AMF Bowling Worldwide Inc., a Delaware corporation (“AMF Worldwide”)
●	AMF Bowling Centers Holdings Inc., a Delaware corporation (“AMF Holdings”)
●	AMF Bowling Centers, Inc., a Virginia corporation (“AMF”);
●	Potomac Merger Sub, Inc., a Maryland corporation (“Merger Sub”);
●	Cobalt Recreation, LLC, a Delaware limited liability company (“Cobalt”);
●	Thomas Shannon, a United States citizen;
●	A-B Parent LLC, a Delaware limited liability company (“ABP”);
●	Atairos Group, Inc. a Cayman Islands exempted company (“Atairos”);
●	Atairos Partners, L.P., a Cayman Islands exempted limited partnership (“AP”);
●	Atairos Partners GP, Inc., a Cayman Islands exempted company (“APGP”); and
●	Michael J. Angelakis, a United States citizen.

The business address of each of Parent, KIH, Cobalt and Thomas Shannon is: c/o Bowlero Corp., 222 W 44th Street, New York, New York 10036 with a copy to DLA Piper LLP (US), 1251 Avenue of the Americas, 27th Floor, New York, NY 10020-1104. The business address of each of KI, AMF Worldwide, AMF Holdings, AMF and Merger Sub is: 7313 Bell Creek Road, Mechanicsville, VA 23111 with a copy to DLA Piper LLP (US), 1251 Avenue of the Americas, 27th Floor, New York, NY 10020-1104.

Parent and its subsidiaries KIH, KI, AMF Worldwide, AMF Holdings and AMF are worldwide leaders in bowling entertainment, media, and events. Cobalt and ABP are the stockholders of Parent. Parent is the sole member of KIH, which is the sole member of KI. KI owns 100% of the outstanding stock of AMF Worldwide, which owns 100% of the outstanding stock of AMF Holdings. AMF Holdings owns 100% of the outstanding Stock of AMF, which owns 100% of the outstanding stock of Merger Sub. Merger Sub was formed for the purpose of effecting the transactions contemplated by the Merger Agreement (as herein defined). The Board of Directors of Parent consists of Thomas F. Shannon, Brett I. Parker, John Young, Michael J. Angelakis, Rachael Wagner and Brandon Hedvat. Thomas Shannon is the sole manager of each of KI and KIH and is the sole director of each of AMF Worldwide, AMF Holdings, AMF and Merger Sub. Thomas Shannon is the Chairman, President and Chief Executive Officer of each of Parent, KIH, KI, AMF Worldwide, AMF Holdings, AMF and Merger Sub and is the Managing Member of Cobalt. Brett I. Parker is the Chief Financial Officer, Vice President, Secretary and Treasurer of Parent, KIH, KI, AMF Worldwide, AMF Holdings, AMF and Merger Sub. Current information concerning the identity and background of the directors and executive officers of Parent, KIH, KI, AMF Worldwide, AMF Holdings, AMF and Merger Sub is set forth on Schedule 1 hereto, which is incorporated by reference in response to Item 2 of this Schedule 13D.

The business address of each of ABP, Atairos, AP, APGP and Michael J. Angelakis is: c/o Atairos Management, L.P., 40 Morris Road, Bryn Mawr, PA 19010, with a copy to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017.

CUSIP NO: 102565108	Page 17 of 23

Michael J. Angelakis is the Chairman and Chief Executive Officer of Atairos, an independent private company focused on supporting growth-oriented businesses across a wide range of industries. The board of directors of Atairos and APGP consists of Michael J. Angelakis, Alexander D. Evans, Melissa Bethell, David L. Caplan and Clare McGrory, each of whom is also an executive officer of Atairos and APGP. Current information concerning the identity and background of the directors and executive officers of Atairos and APGP is set forth on Schedule 2 hereto, which is incorporated by reference in response to Item 2 of this Schedule 13D.

Michael J. Angelakis directly or indirectly controls a majority of the voting power of APGP. APGP is the general partner of AP, which is the sole voting shareholder of Atairos. Atairos is the sole member of ABP.

(d) During the last five years, none of the Reporting Persons nor any manager, general partner, executive officer, or director, as applicable, of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any manager, general partners, executive officer, or director, as applicable, of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws

(f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto. Brett I. Parker, John Young, Michael J. Angelakis, Rachael Wagner, Brandon Hedvat, Alexander D. Evans, David L. Caplan and Clare McGrory are each citizens of the United States of America. Melissa Bethell is a dual citizen of the United States of America and England.

Item 3.	Source and Amount of Funds or Other Consideration

On May 27, 2021, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with Maryland General Corporation Law, the merger of Merger Sub with and into the Company with the Company being the surviving corporation as an indirect, wholly-owned subsidiary of Parent (the “Merger”). Upon closing of the Merger, the Company will become a privately held company and its Class A Common Stock will no longer be listed or traded on the NYSE American.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of the Company’s issued and outstanding shares of Class A Common Stock and Class B Common Stock (other than (i) shares of Common Stock held by the Company or any of its subsidiaries, (ii) shares of Common Stock held by Parent or any of its subsidiaries, and (iii) shares of Class B Common Stock whose holders have not voted in favor of adopting the merger agreement and have demanded and perfected their appraisal rights in accordance with, and have complied in all respects with, the Maryland General Corporation Law) will be cancelled and will be converted automatically into the right to receive $8.53 per share in cash, without interest (the “Merger Consideration”). In addition, the Merger Agreement contemplates Bowl America declaring a special dividend in accordance with Maryland law following the liquidation of its securities portfolio in an amount equal to $0.60 per share. The payment of this dividend is contingent on the closing of the Merger.

Consummation of the Merger is subject to customary conditions, including without limitation: (i) the approval of the Merger and the other transactions contemplated by the Merger Agreement by the affirmative vote of at least a majority of the aggregate number of votes entitled to be cast by holders of Common Stock, voting together as a single class, as of the record date for the special meeting (the “Requisite Company Vote”) and (ii) the absence of any order enjoining or prohibiting the Merger. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including without limitation: (a) the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers) and (b) the other party’s compliance with its covenants and agreements contained in the Merger Agreement in all material respects. In addition, the obligation of Parent to consummate the Merger is subject to the non-occurrence of any Company Material Adverse Effect (as defined in the Merger Agreement) from the date of the Merger Agreement to the Effective Time. Availability of financing for the Merger is not a condition to Parent’s obligations to consummate the Merger. Parent intends to pay the Merger Consideration out of its available cash and existing financing sources.

CUSIP NO: 102565108	Page 18 of 23

In connection with the execution of the Merger Agreement, stockholders owning a majority of the outstanding voting power of the Class A Common Stock and Class B Common Stock (“Majority Holders”), including, but not limited to, Merle Fabian, a member of the Board, have entered into voting and support agreements with Parent (the “Voting and Support Agreement”) pursuant to which, unless the Voting and Support Agreements are terminated in accordance with their terms (including upon a termination of the Merger Agreement), the Majority Holders have agreed to, among other things, (i) vote, or cause to be voted, all of their respective shares of Common Stock in favor of the adoption of the Merger Agreement and approval of any related proposal in furtherance of the Merger and the transactions contemplated by the Merger Agreement, (ii) not transfer any such shares, with certain limited exceptions, and (iii) not solicit an alternative transaction or engage in negotiations with respect to or otherwise facilitate an alternative transaction. The vote of the Majority Holders is sufficient to approve the Merger and the Merger Agreement and satisfy the Requisite Company Vote. The shares of Common Stock beneficially owned by the Majority Holders have not been purchased by the Reporting Persons, and thus no funds were used for such purpose.  The Reporting Persons have not paid any monetary consideration to the Majority Holders in connection with the execution and delivery of the Voting and Support Agreement.

The foregoing descriptions of the Merger Agreement and the Voting and Support Agreement are only a summary, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and Voting and Support Agreement, which are filed as exhibits hereto, respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction

Parent and Merger Sub entered into the Merger Agreement so that the Company will become an indirect, wholly-owned subsidiary of Parent pursuant to the Merger. Upon closing of the Merger, the Company will become a privately held company and its Class A common stock will no longer be listed or traded on the NYSE American. Parent entered into the Voting and Support Agreements in furtherance of the transactions contemplated by the Merger Agreement. The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)—(b)   The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Immediately prior to the execution of the Voting and Support Agreements, the Reporting Persons did not own any shares of Common Stock. However, by virtue of the Voting and Support Agreements, pursuant to which, unless the Voting and Support Agreements are terminated in accordance with their terms (including upon a termination of the Merger Agreement), the Majority Holders have agreed to, among other things, (i) vote, or cause to be voted, all of their respective shares of Common Stock in favor of the adoption of the Merger Agreement and approval of any related proposal in furtherance of the Merger and the transactions contemplated by the Merger Agreement, (ii) not transfer any such shares, with certain limited exceptions, and (iii) not solicit an alternative transaction or engage in negotiations with respect to or otherwise facilitate an alternative transaction, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, Parent may be deemed to share voting power of the shares of Class A Common Stock and Class B Common Stock beneficially owned by the other parties to the Voting and Support Agreements. By virtue of Parent’s shared voting power of the Shares (as herein defined), each of the other Reporting Person may also be deemed to have shared voting power of the Shares for the reasons discussed in Item 2 and this Item 5. As a result, the Reporting Persons each may be deemed the beneficial owner of, 2,769,497 shares of Class A Common Stock (the “Shares”), which includes 1,394,830 shares of Class B Common Stock, the holders of which have the right to convert each share of Class B Common Stock into shares of Class A Common Stock of the Company on a one-for-one basis. Such number of shares of Common Stock represent 85.6% of the outstanding voting power of the shares of Common Stock. This percentage of the outstanding voting power of the shares of Common Stock is calculated based upon the shares of Common Stock of the Company reported as outstanding in the Company’s Form 10-Q for the quarterly period ended March 28, 2021 that was filed with the SEC on May 11, 2021 of: (a) 3,746,454 shares of Class A Common Stock, par value $0.10 per share outstanding, entitled to cast one vote per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class, and (b) 1,414,517 shares of Class B Common Stock, par value $0.10 per share, entitled to cast ten votes per share on each matter on which the holders of the Class A Common Stock and the Class B Common Stock are entitled to vote as a single class.

CUSIP NO: 102565108	Page 19 of 23

As a result of the Voting and Support Agreements, the Reporting Persons may be deemed to be members of a “group” with the parties to the Voting and Support Agreements.

None of the Reporting Person nor, to the applicable Reporting Person’s knowledge, any of the persons named in Schedules 1 or 2 hereto, beneficially owns any shares of Common Stock. None of the Reporting Persons has sole dispositive power, shared dispositive power or sole voting power as to any Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)         Except as set forth in this Schedule 13D, no Reporting Person nor, to the knowledge of the applicable Reporting Person, any of the persons set forth on Schedules 1 or 2 hereto, has effected any transaction in the Class A Common Stock or Class B Common Stock in the 60 days preceding the date hereof.

(d)         No Reporting Person nor, to the knowledge of the applicable Reporting Person, any of the persons set forth on Schedules 1 or 2 hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Schedule 13D.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information regarding the Merger Agreement and Voting and Support Agreements set forth in Items 3, 4, and 5 above is incorporated herein by reference.

Other than as described in Items 3 and 4, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

CUSIP NO: 102565108	Page 20 of 23

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among, dated as of June 7, 2021.
2.	Agreement and Plan of Merger dated as of May 27, 2021, by and among the Company, Parent and Merger Sub (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-07829) filed with the Securities and Exchange Commission on May 28, 2021 and incorporated herein in its entirety by reference).
3.	Form of Voting and Support Agreement (attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K (File No. 001-07829) filed with the Securities and Exchange Commission on May 28, 2021 and incorporated herein in its entirety by reference).

CUSIP NO: 102565108	Page 21 of 23

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2021.

BOWLERO CORP.

By: /s/ Thomas Shannon
Name: Thomas Shannon
Title: Chief Executive Officer and President

KINGPIN INTERMEDIATE HOLDINGS LLC

By: /s/ Thomas Shannon
Name: Thomas Shannon
Title: Chief Executive Officer and President

KINGPIN INTERMEDIATE LLC

By: /s/ Thomas Shannon
Name: Thomas Shannon
Title: Chief Executive Officer and President

AMF BOWLING WORLDWIDE INC.

By: /s/ Thomas Shannon
Name: Thomas Shannon
Title: Chief Executive Officer and President

AMF BOWLING CENTERS HOLDINGS INC.

By: /s/ Thomas Shannon
Name: Thomas Shannon
Title: Chief Executive Officer and President

AMF BOWLING CENTERS, INC.

By: /s/ Thomas Shannon
Name: Thomas Shannon
Title: Chief Executive Officer and President

[Signatures continue on the following page.]

CUSIP NO: 102565108	Page 22 of 23

POTOMAC MERGER SUB, INC.

By: /s/ Thomas Shannon
Name: Thomas Shannon
Title: Chief Executive Officer and President

COBALT RECREATION, LLC

By: /s/ Thomas Shannon
Name: Thomas Shannon
Title: Managing Member

THOMAS SHANNON

/s/ Thomas Shannon
Name: Thomas Shannon

[Signatures continue on the following page.]

CUSIP NO: 102565108	Page 23 of 23

A-B PARENT LLC

By: ATAIROS GROUP, INC., its Sole Member

By: /s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS GROUP, INC.

By: /s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS, L.P.

By: ATAIROS PARTNERS GP, INC., its general partner

By: /s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS GP, INC.

By: /s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

MICHAEL J. ANGELAKIS

/s/ Michael J. Angelakis
Name: Michael J. Angelakis